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SEC MAIL PROCESSING
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MAR 01 2011
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211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43559

*KH 3/22

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 12/31/2010

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TRADITION ASIEL SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 PARK PLACE, 4TH FLOOR

(No. and Street)

NEW YORK,	**NEW YORK**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH A. RICCIARDI **(212) 791-4500**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11020432

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KW 3/25

OATH OR AFFIRMATION

I, **Judith A. Ricciardi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Traditional Asiel Securities Inc**, as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradition Asiel Securities, Inc.
(A Wholly-Owned Subsidiary of Tradition (North America), Inc.)

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Main tel: +1 212 773 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Tradition Asiel Securities, Inc.

We have audited the accompanying statement of financial condition of Tradition Asiel Securities, Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradition Asiel Securities, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2011

Tradition Asiel Securities, Inc.
(A Wholly-Owned Subsidiary of Tradition (North America) Inc.)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents (includes $250,000 of cash segregated for federal and other regulations)	$	22,118,245
Receivables from brokers, dealers and clearing organizations		10,892,300
Deposits at clearing broker and clearing organizations		8,114,850
Securities owned, at fair value		5,691,988
Commissions receivable (net of allowance of $127,165)		6,075,732
Employee loans and advances, net		2,149,581
Due from Parent		17,790,678
Due from affiliates		1,045,403
Fixed assets, net		21,505
Deferred tax asset		982,059
Other assets		617,305
Total assets	$	75,499,646
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	10,998,854
Payables to brokers, dealers and clearing organizations		11,093,950
Securities sold, not yet purchased, at fair value		40,801
Deferred tax liability		94,850
Due to affiliates		107,477
Total liabilities		22,335,932
Stockholder's equity		53,163,714
Total liabilities and stockholder's equity	$	75,499,646

The accompanying notes are an integral part of this statement of financial conditions.

Tradition Asiel Securities, Inc.
(A Wholly-Owned Subsidiary of Tradition (North America) Inc.)

Notes to Statement of Financial Condition

December 31, 2010

1. Organization and Description of Business

Tradition Asiel Securities, Inc. ("TAS" or the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition (North America), Inc. (the "Parent"), which is in turn a wholly-owned subsidiary of Compagnie Financière Tradition, a company organized in Switzerland. TAS is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, and the Financial Industry Regulatory Authority ("FINRA"). FINRA is the firm's designated self regulatory organization.

TAS is a broker of U.S. government securities and repurchase agreements, emerging market bonds and repurchase agreements, mortgage backed securities, corporate fixed income securities, money market instruments, equity securities, equity and index options, and municipal bonds.

TAS self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Clearing Corporation, the Options Clearing Corporation, and the Fixed Income Clearing Corporation. Other trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing, LLC (the "Clearing Broker"). TAS does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition.

2. Significant Accounting Policies

Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers money market funds, which maintain a net asset value of $1.00, and other highly liquid investments with original maturities of three months or less as cash equivalents.

Securities Transactions

Securities owned are stated at fair value. Fair value is generally based on quoted market prices on an active exchange. These transactions are recorded on trade date.

Receivables from brokers, dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. These transactions are recorded on trade date. Payables to brokers, dealers and clearing organizations includes amounts payable for fails to receive, and amounts payable to clearing organizations on open transactions.

Commissions receivable consists of commissions earned on customer transactions.

Foreign Currency Translation Adjustments

The U.S. dollar is the functional currency for the Company's operations. Therefore, the assets and liabilities are translated into U.S. dollars based on the current exchange rate in effect at the balance sheet date.

Fixed Assets

Computer equipment and trading software are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful life of three years.

Goodwill

Goodwill of $350,000 is included in other assets on the statement of financial condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co. LLC effective June 30, 2000.

2. Significant Accounting Policies (continued)

The Company completed its annual impairment analysis of goodwill as of December 31, 2010 and has determined that goodwill has not been impaired.

Other Assets

Other assets consist primarily of prepaid expenses, goodwill (discussed above) and other miscellaneous receivables.

Employee Loans

The Company extends forgivable loans to certain employees as terms of their employment contracts. These loans are amortized on a straight-line basis over the life of the loan, which is typically two to three years.

3. Related Party Transactions

The Company is charged for facilities and other services provided by its Parent on a monthly basis in accordance with a service level agreement, which is subject to renegotiation on an annual basis. Additionally, the Company advances the Parent funds in order to cover certain operating expenses of the Parent. Due from Parent in the accompanying statement of financial condition primarily includes the net non-interest bearing cash advances to cover these and other operating expenditures of the Parent and are due on demand.

The Company has two space and revenue sharing arrangements (collectively the "Arrangements" and individually the "Arrangement") with an affiliate. Under the first Arrangement, which was executed in December 2005, and subsequently amended on January 1, 2009, the Company utilizes the affiliate's office space for certain business line activities of the Company and the Company provides certain compliance and operational support services to the affiliate related to the affiliate's business activities. Under this first Arrangement, the affiliate receives 50% of the Company's net profits/(losses) (as described in the agreement) of the business line occupying the affiliate's space. This arrangement was mutually terminated by both parties on March 31, 2010.

Under the second Arrangement, which was executed in May 2007, the Company utilizes the affiliate's office space for a business line, and in return, the affiliate receives 100% of the net profits/(losses) of this business line. Due from affiliates on the statement of financial condition at

3. Related Party Transactions (continued)

December 31, 2010 primarily represents amounts receivable of $832,922 resulting from the Arrangements.

4. Deposits at Clearing Broker and Clearing Organizations

The Company is required to maintain deposits at the Clearing Broker and at clearing organizations in order to conduct its business. At December 31, 2010, the Company had restricted cash of approximately $8.1 million including accrued interest with the Clearing Broker and clearing organizations. This amount is included in deposits at clearing broker and clearing organizations on the statement of financial condition.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2010 are comprised of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$ 10,797,045	$ 10,794,792
Receivables from/payables to clearing organizations	95,255	180,388
Receivables from/payables to broker-dealers	–	118,770
Total	$ 10,892,300	$ 11,093,950

All material fail-to-deliver and fail-to-receive transactions settled subsequent to December 31, 2010 without any adverse financial effect.

6. Financial Instruments

In accordance with Financial Accounting Standards Board ("FASB") ASC 820, *Fair Value Measurements and Disclosures*, the company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

6. Financial Instruments (continued)

- *Level 1:* Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

- *Level 3:* Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In January 2010, FASB issued Accounting Standards Update ("ASU") No. 2010-06 *Improving Disclosures about Fair Value Measurements.* ASU No. 2010-06 requires reporting entities to make new disclosures about amounts and reasons for significant transfers in and out of level 1 and level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either level 2 or level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in level 3 fair value measurements. The new and revised disclosures have been implemented for annual and interim periods beginning after December 15, 2009 except for the disclosures surrounding purchases, sales, issuances and settlements on a gross basis in the reconciliation of level 3 fair value measurements, which are effective for annual and interim periods beginning after December 15, 2010.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

6. Financial Instruments (continued)

The following is a summary of the financial assets and liabilities measured at fair value as of December 31, 2010:

Description	Level 1	Level 2	Level 3	Total
Financial Assets				
Securities owned:				
Equities	$ 128,058	$ -	$ -	$ 128,058
U.S. government and agency securities	5,292,965	-	-	5,292,965
Corporate bonds	-	270,965	-	270,965
Total financial assets	$ 5,421,023	$ 270,965	$ -	$ 5,691,988
Financial Liabilities				
Securities sold, not yet purchased:				
Corporate and municipal bonds	-	40,801	-	40,801
Total financial liabilities	$ -	$ 40,801	$ -	$ 40,801

There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2010. There were no financial assets or liabilities in level 3 as of December 31, 2010.

Included in securities owned as of December 31, 2010 are U.S. government securities on deposit at a clearing organization with a market value of approximately $5.1 million. These securities are used to satisfy the deposit/margin requirement with the Fixed Income Clearing Corporation.

Securities sold, not yet purchased, commit the Company to deliver specified securities at pre-determined prices, and thereby create a liability to purchase the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amounts reflected in the statement of financial condition.

7. Fixed Assets

Fixed asset classifications at December 31, 2010 are summarized as follows:

Computer equipment	$	45,918
Trading system software		350,000
Less accumulated depreciation		(374,413)
Total fixed assets, net	$	21,505

8. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by ASC 740, *Income Taxes*. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the federal and combined state and local income tax returns of the Parent. The Company calculates its income tax expense as though it filed a separate tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, deferred tax asset of $982,059 at December 31, 2010 is primarily attributed to a litigation provision, included in accounts payable and accrued expenses on the statement of financial condition, and accrued payroll taxes. Deferred tax assets at December 31, 2010 are reflected without reduction for a valuation allowance. A deferred tax liability of $94,850 at December 31, 2010 is primarily attributed to a cumulative book to tax amortization difference. The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate relate to state and local taxes.

On July 13, 2006, the FASB released ASC 740-10, *Accounting for Uncertainty in Income Taxes* ("ASC 740-10"). ASC 740-10 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10 requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. As of and during the year ended December 31, 2010, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. As of December 31, 2010, the Parent's tax returns for 2007 through 2009 are subject to examination by tax authorities.

9. Regulatory Requirements

TAS is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. TAS elected to compute its net capital under the alternative method permitted by the Rule, which requires TAS to maintain minimum net capital, as defined, of $1 million. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

At December 31, 2010, TAS had net capital of approximately $25 million which was approximately $24 million in excess of the required net capital. Under the clearing arrangements with the Clearing Broker, TAS is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2010, TAS was in compliance with all such requirements.

TAS does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB"), as defined, for the benefit of an affiliate. The PAIB calculation is completed in order for this affiliate to classify its receivables from the Company as allowable assets in the affiliate's net capital calculation.

The Company maintains a separate reserve bank account for PAIB. The reserve requirement, as computed, totaled $118,770 at December 31, 2010. At December 31, 2010, the Company held $250,000 in the PAIB reserve account.

For the year-end December 31, 2010, the Company only cleared transactions for an affiliate.

10. Commitments and Contingencies

Commitments

The Company entered into an operating lease on behalf of its Parent. All expenses relating to the lease is paid by the Parent. As of December 31, 2010, the Company had future minimum rental commitments under the operating lease as follows:

10. Commitments and Contingencies (continued)

		Minimum Rentals
Year:		
2011	$	1,750,428
2012		1,750,428
2013		2,411,555
2014		2,572,600
Thereafter		12,005,467
Total	$	20,490,778

The operating lease expires in August 2019 and is subject to escalations.

The Company has obtained unsecured letters of credit amounting to a total of approximately $1.1 million. Of this, $600,000 is for the benefit of the Company's landlord to satisfy a security deposit requirement and expires on July 21, 2011. The remaining $500,000 is used to satisfied margin requirements with clearing organizations.

Contingencies

The Company and its Parent have been named as defendants in certain lawsuits and other legal proceedings. After considering all relevant facts and advice of outside counsel, in the opinion of management, such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations. The Parent has agreed to indemnify the Company for all liabilities resulting from these lawsuits and other legal proceedings. At December 31, 2010 there were no accruals made for any indemnification.

11. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company purchases and sells securities as both riskless principal and agent. If the counterparty to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

11. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

In addition, the Company will enter into a matched transaction to purchase and sell securities, however, the Company may not be able to deliver the securities in the manner requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

At December 31, 2010, the Company's cash and cash equivalents were held at two major financial institutions. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, non-interest bearing accounts are fully insured by the Federal Deposit Insurance Corporation (the "FDIC"). Interest bearing accounts are insured up to $250,000 by the FDIC. Included in cash and cash equivalents is $18,130,362 deposited with one financial institution subject to the $250,000 FDIC limit.

Commissions receivable represent amounts due from the Clearing Broker and customers, which primarily consist of securities firms. At December 31, 2010, approximately $1.6 million in commissions receivable is concentrated with the Clearing Broker and $2.3 million is concentrated with nine customers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. For transactions in which the Company, through the Clearing Broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify its Clearing Broker for losses that they may sustain from the customer accounts introduced by the Company.

12. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate,

12. Guarantees (continued)

security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. As described in Note 12, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2010, the total amount of customer balances maintained by its Clearing Broker and subject to such indemnification was $64,676. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. These transactions have subsequently settled with no loss to the Company.

13. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued and has noted no significant events since the date of the statement of financial condition.

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STATEMENT OF FINANCIAL CONDITION

Tradition Asiel Securities, Inc.
(A Wholly-Owned Subsidiary of Tradition
(North America), Inc.)
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG